KH 3/22

AB 3/29

11020400

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

SEC FILE NUMBER
8-66632

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CJK Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2780 South Jones Boulevard, Suite 130
(No. and Street)

Las Vegas	NV	89146
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Jirovec 702-220-3170
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP
(Name – *if individual, state last, first, middle name*)

4310 17th Ave S	Fargo	ND	58108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

lw 3/25

OATH OR AFFIRMATION

I, Robert Jirovec, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CJK Securities, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert Jirovec

Signature

President

Title

State of Nevada, County of Clark
Signed and sworn to (or affirmed)
before me on 03-28-11 by Robert Jirovec.

Notary Public

Notary Public

NOTARY PUBLIC
STATE OF NEVADA
County of Clark
KATHY BARSOTTI
No: 08-8482-1
My Appointment Expires Nov. 5, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements
December 31, 2010 and 2009

CJK Securities, Inc.

CJK SECURITIES, INC.

Table of Contents

EideBailly
CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
CJK Securities, Inc.
Las Vegas, Nevada

We have audited the accompanying statements of financial condition of CJK Securities, Inc. as of December 31, 2010 and 2009, and the related statements of income (loss), changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CJK Securities, Inc. as of December 31, 2010 and 2009, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eide Bailly LLP

Fargo, North Dakota
February 25, 2011

www.eidebailly.com
4310 17th Ave. S. | P.O. Box 2545 | Fargo, ND 58108-2545 | T 701.239.8500 | F 701.239.8600 | EOE

CJK SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS		
Cash and cash equivalents	$ 31,795	$ 10,270
Related party accounts receivable	686	-
Total assets	$ 32,481	$ 10,270
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable	$ 2,146	$ 25
STOCKHOLDERS' EQUITY		
Common stock, $0.10 par value, 1,000,000 shares authorized, 1,175 and 1,075 shares issued and outstanding at December 31, 2010 and 2009, respectively	117	107
Additional paid-in capital	74,756	60,766
Subscription receivable	-	(4,000)
Retained deficit	(44,538)	(46,628)
Total stockholders' equity	30,335	10,245
Total liabilities and stockholders' equity	$ 32,481	$ 10,270

See Notes to Financial Statements

CJK SECURITIES, INC.
STATEMENTS OF INCOME (LOSS)
YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
REVENUES		
Consulting fees	$ 146,200	$ 39,007
GENERAL AND ADMINISTRATIVE EXPENSES		
Commissions	100,000	-
Salaries	11,000	1,800
Rent and insurance	6,900	12,767
Legal and professional fees	8,353	7,752
Payroll taxes and processing fee	1,356	810
Marketing	-	461
Office supplies and other	3,490	5,153
Computer and copier	3,153	3,946
Telephone	4,343	7,047
FINRA and other filing fees	4,729	9,500
Bad debts	-	1,100
Dues, subscriptions and educational fees	625	1,823
Travel	161	518
Postage, overnight delivery	-	374
Printing	-	705
Consulting fees	-	6,950
Total expenses	144,110	60,706
Net income (loss)	$ 2,090	$ (21,699)

CJK SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2010 AND 2009

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Deficit	Total Stockholders' Equity
BALANCE, DECEMBER 31, 2008	1,000	$ 100	$ 39,023	$ (24,929)	$ 14,194
Contributed Capital	75	7	21,743	-	21,750
Subscription Receivable	-	-	(4,000)	-	(4,000)
Net loss from operations	-	-	-	(21,699)	(21,699)
BALANCE, DECEMBER 31, 2009	1,075	107	56,766	(46,628)	10,245
Contributed Capital	**100**	**10**	**17,990**	-	**18,000**
Subscription Receivable	-	-	-	-	-
Net income from operations	-	-	-	**2,090**	**2,090**
BALANCE, DECEMBER 31, 2010	**1,175**	**$ 117**	**$ 74,756**	**$ (44,538)**	**$ 30,335**

See Notes to Financial Statements

CJK SECURITIES, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss) from operations	$ 2,090	$ (21,699)
(Increase) decrease in receivables	(686)	4,000
Increase in accounts payable	2,121	25
NET CASH FROM (USED IN) OPERATING ACTIVITIES	3,525	(17,674)
CASH FLOWS FROM FINANCING ACTIVITY		
Stockholders' capital contributions	18,000	17,750
NET CASH FLOWS FROM FINANCING ACTIVITY	18,000	17,750
NET CHANGE IN CASH AND CASH EQUIVALENTS	21,525	76
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	10,270	10,194
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 31,795	$ 10,270

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was incorporated on February 19, 2004 and commenced operations on February 4, 2005.

Basis of Presentation

The Company is engaged in a single line of business as a broker-dealer, and its operations are limited to providing financial advisory services related to mergers, acquisitions and capital formation projects for privately held companies. The Company's policy is to limit its capital formation activities to private placements solely with institutional investors.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash includes bank deposits. The Company maintains at a financial institution, cash which may at times exceed federally insured amounts.

Securities Transactions

The Company does not buy or sell securities for customers or for its own account, nor does it hold customers' securities.

Revenue Recognition

The Company has two sources of revenue: non-refundable commitment fees and success fees on closed transactions. It recognizes revenue on the non-refundable commitment fees when they are billed in accordance with the engagement letter with the client. Revenue from success fees are recognized when the transaction closes.

Subscription Receivable

The Company authorized the purchase of common stock under a stock subscription agreement, whereby 75 shares of stock were issued in advance of collection. At December 31, 2009, $17,750 had been collected for the sale of Company stock. The remaining subscription receivable of $4,000 had been recognized as a deduction from stockholders' equity at December 31, 2009. The $4,000 receivable was collected in 2010.

Advertising

Costs for advertising are expensed as incurred.

(continued on next page)

Income Taxes

The Company has elected to be treated as a Sub-chapter S Corporation for federal income tax purposes. Under such election, the Corporation is not subject to corporate income taxes. Instead, the stockholders are liable for income taxes on their proportionate shares of the Corporation's taxable income. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed. Any interest or penalties assessed to the Company are recorded in operating expenses. For the years ended December 31, 2010 and 2009, there were no interest or penalties recorded in the accompanying financial statements.

During 2009, the Company implemented FASB ASC 470-10 (formerly Financial Interpretation No. 48, *Accounting for Uncertainty in Income Taxes).* In accordance therewith, the Company undergoes an annual analysis of its various tax positions, assessing the likelihood of those positions being upheld upon examination with relevant tax authorities, as defined by FASB ASC 470-10. At December 31, 2010 the Company had no tax positions that would not be held up under examination.

The Company is no longer subject to Federal tax examinations by tax authorities for years before 2008 and state examinations for years before 2008.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events through February 25, 2011, the date which the financial statements were available to be issued and has confirmed that there have been no subsequent events requiring disclosure.

NOTE 2 - RESERVE REQUIREMENTS

The Company is exempt from Securities and Exchanges Commission Rule 15c3-3 under section (k)(2)(i) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3.

NOTE 3 - RELATED PARTY RECEIVABLE

The $686 account receivable represents an expense advance to the Company's President and majority shareholder.

NOTE 4 - LEASE COMMITMENTS

The Company operates from 225 square feet of leased space in Las Vegas, Nevada. The space in Las Vegas is occupied on a month-by-month basis at a monthly cost of $575. The Company previously leased 631 square feet of space in Phoenix, Arizona, at a monthly cost of $1,367 through May 31, 2009, when the lease expired. The lease was not renewed. Lease expense for the years ended December 31, 2010 and 2009 totaled $6,900 and $12,767, respectively. There are no future commitments as the Las Vegas lease is a month to month lease.

(continued on next page)

NOTE 5 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires a specific ratio of aggregate indebtedness to net capital, both as defined. This requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010 and 2009, the Company had the following net capital:

	2010	2009
Net capital	**$ 29,650**	$ 10,194
Excess net capital	**$ 24,650**	$ 5,194
Aggregate indebtedness ratio	**.07 to 1**	.00 to 1

NOTE 6 - OWNERSHIP IN ACUITY CAPITAL, LLC

In early 2010, Acuity Capital, LLC ("Acuity"), an entity formed by the Company and two other entities, began operations. Under the terms of its formation, the Company obtained a 49% ownership interest in Acuity but was not required to make a capital investment. Acuity's unaudited balance sheet as of December 31, 2010 shows no assets; a $16,667 Due to Member and negative Members' equity of $16,667. CJK has no responsibility for the $16,667 Due to Member liability. During the period ended December 31, 2010, Acuity's financial statements reported a loss of $16,667. In accordance with the equity method of accounting, the Company has not recorded any adjustments on its books for its share of such loss.

Supplementary Information

CJK Securities, Inc

CJK SECURITIES, INC.
SUPPLEMENTAL SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2010

		Schedule I
NET CAPITAL		
Total Stockholders' equity from the statement of financial condition	$	30,335
Less unallowable assets		(685)
Net Capital	$	29,650
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net capital required	$	5,000
Excess net capital over minimum required	$	24,650
Excess net capital over 120% of minimum required	$	23,650
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness included in the statement of financial condition	$	2,146
Ratio of aggregate indebtedness to net capital		.07 to 1

There are no differences between the Net Capital and Aggregate Indebtedness calculated above and the originally filed part II of Form X-17A-5.

CJK SECURITIES, INC.
SUPPLEMENTAL SCHEDULE II
CLAIM OF EXEMPTION FROM RULE 15C3-3
YEARS ENDED DECEMBER 31, 2010 AND 2009

The Company claims exemption from Rule 15c3-3 under Sections 15c3-3(k)(2)(i), and therefore a schedule showing the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and the schedule of Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are not required.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3

Board of Directors
CJK Securities, Inc.
Phoenix, Arizona

In planning and performing our audit of the financial statements and supplemental schedule of CJK Securities, Inc (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified a certain deficiency in internal control that we consider to be a significant deficiency, and communicated it in writing to management and those charged with governance on February 25, 2011.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Fargo, North Dakota
February 25, 2011